SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tiptree Financial Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

88822Q103
(CUSIP Number)

June 23, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88822Q103

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ProSight Global Holdings Limited FEIN: 45-3412786
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0%
12.	Type of reporting person (see instructions) HC

13G

CUSIP No. 88822Q103

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ProSight Global, Inc. FEIN: 35-2405664
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0%
12.	Type of reporting person (see instructions) HC

13G

CUSIP No. 88822Q103

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ProSight Specialty Insurance Group, Inc. FEIN: 13-3534162
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0%
12.	Type of reporting person (see instructions) HC, IC

13G

CUSIP No. 88822Q103

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New York Marine and General Insurance Company FEIN: 13-2703894
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0%
12.	Type of reporting person (see instructions) HC, IC

13G

CUSIP No. 88822Q103

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Southwest Marine and General Insurance Company FEIN: 20-3248706
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Arizona
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0%
12.	Type of reporting person (see instructions) IC

13G

CUSIP No. 88822Q103

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gotham Insurance Company FEIN: 13-3383720
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0%
12.	Type of reporting person (see instructions) IC
Note:
Southwest Marine and General Insurance Company (“SW Marine”) and Gotham Insurance Company (“Gotham”) are wholly owned subsidiaries of New York Marine and General Insurance Company (“NY Marine”). NY Marine is a wholly owned subsidiary of ProSight Specialty Insurance Group, Inc. (“PSIG”). PSIG is a wholly owned subsidiary of ProSight Global, Inc. (“PGI”). PGI is a wholly owned subsidiary of ProSight Global Holdings Limited (“PGHL”).

Item 1.

(a)	Name of Issuer Tiptree Financial Inc.

(b)	Address of Issuer’s Principal Executive Offices 780 Third Avenue, 21st Floor, New York, New York 10017

Item 2.

(a)
Name of Person Filing

1. ProSight Global Holdings Limited

2. ProSight Global, Inc.

3. ProSight Specialty Insurance Group, Inc.

4. New York Marine and General Insurance Company

5. Southwest Marine and General Insurance Company

6. Gotham Insurance Company

(b)	Address of the Principal Office or, if none, residence

1. Clarendon House, 2 Church Street, Hamilton HM11, Bermuda

2. 412 Mount Kemble Avenue, Suite 300C, Morristown, NJ 07960

3. 412 Mount Kemble Avenue, Suite 300C, Morristown, NJ 07960

4. 412 Mount Kemble Avenue, Suite 300C, Morristown, NJ 07960

5. 412 Mount Kemble Avenue, Suite 300C, Morristown, NJ 07960

6. 412 Mount Kemble Avenue, Suite 300C, Morristown, NJ 07960

(c)	Citizenship 1. Bermuda 2. Delaware 3. New York 4. New York 5. Arizona 6. New York

(d)	Title of Class of Securities Class A Common Stock, par value $0.001 per share

(e)	CUSIP Number 88822Q103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☒	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.

(b)	Percent of class: See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

	(ii)	Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

	(iii)	Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

	(iv)	Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: X

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
SW Marine and Gotham are wholly owned subsidiaries of NY Marine. NY Marine is a wholly owned subsidiary of PSIG. PSIG is a wholly owned subsidiary of PGI. PGI is a wholly owned subsidiary of PGHL.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.
[certification page follows]

Item 10.	Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ProSight Global Holdings Limited

June 27, 2016
Date

/s/ Eric Bernstein
Signature

Eric Bernstein, Director
Name/Title

ProSight Global, Inc.

June 27, 2016
Date

/s/ Anthony Piszel
Signature

Anthony Piszel, Chief Financial Officer
Name/Title

ProSight Specialty Insurance Group, Inc.

June 27, 2016
Date

/s/ John Fitzgerald
Signature

John Fitzgerald, Controller
Name/Title

New York Marine and General Insurance Company

June 27, 2016
Date

/s/ John Fitzgerald
Signature

John Fitzgerald, Controller
Name/Title

Southwest Marine and General Insurance Company

June 27, 2016
Date

/s/ John Fitzgerald
Signature

John Fitzgerald, Controller
Name/Title

Gotham Insurance Company

June 27, 2016
Date

/s/ John Fitzgerald
Signature

John Fitzgerald, Controller
Name/Title

EXHIBIT A
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of June 27, 2016.
ProSight Global Holdings Limited

Dated:	June 27, 2016

/s/ Eric Bernstein
Signature

Eric Bernstein, Director
Name/Title

ProSight Global Inc.

Dated:	June 27, 2016

/s/ Anthony Piszel
Signature

Anthony Piszel, Chief Financial Officer
Name/Title

ProSight Specialty Insurance Group, Inc.

Dated:	June 27, 2016

/s/ John Fitzgerald
Signature

John Fitzgerald, Controller
Name/Title

New York Marine and General Insurance Company

Dated:	June 27, 2016

/s/ John Fitzgerald
Signature

John Fitzgerald, Controller
Name/Title

Southwest Marine and General Insurance Company

Dated:	June 27, 2016

/s/ John Fitzgerald
Signature

John Fitzgerald, Controller
Name/Title

Gotham Insurance Company

Dated:	June 27, 2016

/s/ John Fitzgerald
Signature

John Fitzgerald, Controller
Name/Title